

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

April 4, 2017

Mr. Daniel L. Urness
Chief Financial Officer
Cavco Industries, Inc.
1001 North Central Avenue, Suite 800
Phoenix, AZ 85004

   Re: **Cavco Industries, Inc.**
     Form 10-K for the Fiscal Year Ended April 2, 2016
     Filed June 21, 2016
     File No. 0-8822

Dear Mr. Urness:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       /s/ Terence O'Brien *for*

       W. John Cash
       Accounting Branch Chief
       Office of Manufacturing and
       Construction